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SCHEDULE 13D
United the Securities Exchange Act of 1934
(Amendment No.       )*

LANDMARK LAND COMPANY, INC.

(Name of Issuer)

Common Stock, par value $.50 per share

(Title of Class of Securities)

515062 10 7

(CUSIP Number)

William W. Vaughan, III
Landmark Land Company, Inc.
2817 Crain Highway
Upper Marlboro, MD 20774
(301) 574-3330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box   ☐

(Continued on the following pages)
(Page 1 of 11 Pages)

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 2 of 11

1.	Name of Reporting Person

William W. Vaughan, III

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

NUMBER OF		0
SHARES
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		503,207
REPORTING
PERSON	9.	Sole Dispositive Power

		0

	10.	Shared Dispositive Power

		503,207

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

503,207

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

6.78%

14.	Type of Reporting Person

IN

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 3 of 11

1.	Name of Reporting Person

Joann B. Vaughan

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

NUMBER OF		0
SHARES
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		503,207
REPORTING
PERSON	9.	Sole Dispositive Power

		0

	10.	Shared Dispositive Power

		503,207

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

503,207

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

6.78%

14.	Type of Reporting Person

IN

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 4 of 11

1.	Name of Reporting Person

G. Douglas Barton

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

NUMBER OF		502,907
SHARES
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		0
REPORTING
PERSON	9.	Sole Dispositive Power

		502,907

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

502,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

6.78%

14.	Type of Reporting Person

IN

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 5 of 11

1.	Name of Reporting Person

Martha B. Doherty

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

NUMBER OF		503,207
SHARES
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		0
REPORTING
PERSON	9.	Sole Dispositive Power

		503,207

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

503,207

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

6.78%

14.	Type of Reporting Person

IN

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 6 of 11

1.	Names of Reporting Person

Gerald G. Barton

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power
NUMBER OF		1,962,078
SHARES
BENEFICIALLY OWNED BY	8.	Shared Voting Power
EACH		0
REPORTING
PERSON	9.	Sole Dispositive Power
		1,962,078

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,962,078

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
26.45%

14.	Type of Reporting Person
IN

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 7 of 11

1.	Names of Reporting Person

Gary R. Kerney

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power
NUMBER OF		376,615
SHARES
BENEFICIALLY OWNED BY	8.	Shared Voting Power
EACH		0
REPORTING
PERSON	9.	Sole Dispositive Power
		376,615

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
376,615

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
5.07%

14.	Type of Reporting Person
IN

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 8 of 11

Item 1. Security and Issuer.

     This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $.50 per share (the “Common Stock:) of Landmark Land Company, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 2817 Crain Highway, Upper Marlboro, Maryland 20774.

Item 2. Identity and Background.

     (a)     Pursuant to Rule 13d-1(k)(1), this statement is being filed jointly by William W. Vaughan, III, Joann B. Vaughan, G. Douglas Barton, Martha B. Doherty, Gerald G. Barton and Gary R. Kerney (together, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1. Gerald G. Barton has previously filed statements on Schedule 13D in paper format. These statements are currently unavailable. To the best of Gerald G. Barton’s information and belief, the last such statement was filed approximately 20 years ago and indicated that Gerald G. Barton beneficially owned 2,349,032 shares or approximately 29.4% of the outstanding Common Stock of the Company and that he had sole voting power and sole dispositive power with respect to all of such shares. Due to the unavailability of the previous filings, this statement on Schedule 13D is intended to amend and restate said previous filings to reflect Gerald G. Barton’s current holdings of shares of Common Stock of the Company.

     (b)     The business address for all Reporting Persons is 2817 Crain Highway, Upper Marlboro, Maryland 20774.

     (d)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     All Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4. Purpose of Transaction.

     William W. Vaughan, III, Joann B. Vaughan, G. Douglas Barton and Martha B. Doherty (collectively, the “Barton Trust Group”) acquired beneficial ownership of an aggregate of 615,764 shares of Common Stock as a result of a distribution from a trust controlled by Gerald G. Barton. In addition, on September 2, 2003, the Company acquired KES, Inc. pursuant to an Agreement and Plan of Acquisition attached hereto as Exhibit 2 (the “Acquisition Agreement”). As a result of the consummation of the transactions contemplated by the Acquisition Agreement, the Barton Trust Group received shares of Common Stock, which when added to the shares of Common Stock acquired through the trust distribution, caused each of such Reporting Persons to beneficially own in excess of 5% of the Company’s Common Stock. As a result of the trust distribution and KES acquisition mentioned above, Gerald G. Barton now has beneficial ownership of 26.45% of the Company’s Common Stock. As a result of the KES acquisition mentioned above, Gary R. Kerney now has beneficial ownership of 5.07% of the Company’s Common Stock.

Item 5. Interest in the Securities of the Issuer.

     (a)     On September 2, 2003, in connection with the transactions mentioned in Item 4 above, each of William W. Vaughan, III, Joann B. Vaughan, G. Douglas Barton and Martha B. Doherty beneficially owns 6.78% of Company’s Common Stock, Gerald G. Barton beneficially owns 26.45% of the Company’s Common Stock and Gary R. Kerney beneficially owns 5.07% of the Company’s Common Stock.

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 9 of 11

     (b)     As a result of the transactions described in Item 4. above, William W. Vaughan, III and Joann B. Vaughan each have the sole power to direct the vote as to 0 shares, the shared power to direct the vote of 503,207 shares, the sole power to dispose or direct the disposition of 0 shares and the shared power to dispose or direct the disposition of 503,207 shares; G. Douglas Barton has the sole power to direct the vote as to 502,907 shares, the shared power to direct the vote of 0 shares, the sole power to dispose or direct the disposition of 502,907 shares and the shared power to dispose or direct the disposition of 0 shares; Martha B. Doherty has the sole power to direct the vote as to 503,207 shares, the shared power to direct the vote of 0 shares, the sole power to dispose or direct the disposition of 503,207 shares and the shared power to dispose or direct the disposition of 0 shares; Gerald G. Barton has the sole power to direct the vote as to 1,962,078 shares, the shared power to direct the vote of 0 shares, the sole power to dispose or direct the disposition of 1,962,078 shares and the shared power to dispose or direct the disposition of 0 shares and Gary R. Kerney has the sole power to direct the vote as to 376,615 shares, the shared power to direct the vote of 0 shares, the sole power to dispose or direct the disposition of 376,615 shares and the shared power to dispose or direct the disposition of 0 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.     Joint Filing Agreement, dated as of September 2, 2003.
Exhibit 2.     Agreement and Plan of Acquisition by and among Landmark Land Company, Inc. and KES, Inc., dated as of August 26, 2003.

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 10 of 11

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

William W. Vaughan, III as an individual

By:	/s/ William W. Vaughan, III

William W. Vaughan, III

Joann B. Vaughan as an individual

By:	/s/ Joann B. Vaughan

Joann B. Vaughan

G. Douglas Barton as an individual

By:	/s/ G. Douglas Barton

G. Douglas Barton

Martha B. Doherty as an individual

By:	/s/ Martha B. Doherty

Martha B. Doherty

Gerald G. Barton as an individual

By:	/s/ Gerald G. Barton

Gerald G. Barton

Gary R. Kerney as an individual

By:	/s/ Gary R. Kerney

Gary R. Kerney

SCHEDULE 13 D

CUSIP No. 515062 10 7	Page 11 of 11

EXHIBIT INDEX

Exhibit 1     Joint Filing Agreement, dated as of September 2, 2003.

Exhibit 2     Agreement and Plan of Acquisition by and among Landmark Land Company, Inc. and KES, Inc. dated as of August 26, 2003.